Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lawson Holdings, Inc.
Commission File No.: 333-129862

The attached are the powerpoint slides used during the overview of Lawson Professional Services on April 11, 2006 at Lawson’s Conference and User Exchange.

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Lawson Conference and User Exchange_Orlando 2006

Lawson Professional
Services Overview

Rob Jorgenson

SVP Lawson Professional Services

[LOGO]

This information is confidential and proprietary to Lawson© and cannot be reproduced without permission.

Copyright © 2006 Lawson Software, Inc., All rights reserved.

Our Offerings

Lawson Professional Services Portfolio

Business Consulting Services • Business Applications Process Assessment • Hackett Passport Services	Application and Technical Services • Implementation Services • Migration and Upgrade Services • Integration Services	Education Services • Custom Learning Solutions • Distance Learning	Packaged Services • K-12 • Community Hospitals • Compliance Control Manager	Managed Services • Application Support Services • Application Administration Services • Extended Maintenance and Services

Extended Consulting Services

•        Staffing Services

Lawson Professional Services FY 2005 Highlights

•        Reaping the benefits of transformation that began in FY05

•        Hiring consultants to support growth and strategic business needs

•        Significant investment in Field Enablement for Landmark products

•        Q3’06 Year-over-year growth in services consulting revenues

•        New offers launched last Spring continue to be successful

•        Large-scale delivery successes

What’s New

•        Managed Services

•        Migration and Upgrade Services (Lawson 9)

•        Packaged Services

•        Compliance Control Manager

•        Community Hospitals

•        Business Application Process Assessment

Professional Services Capabilities Day One

	[LOGO]			[LOGO]

		Americas	375	Americas	50
RESOURCES	North	EMEA	25	EMEA	950	EMEA/APAC
	American	APAC	0	APAC	150
		Total	400	Total	1150

DISCIPLINES	Human Resources Financials Procurement BI/Analytics	Project Management Systems Architecture System Integration Training		Planning/Fulfillment Asset Management Financials		Project Management Systems Architecture System Integration Training

INDUSTRIES	Service Companies	Healthcare Retail Government and Education		Food and Beverage Fashion Wholesale Distribution Asset Intensive		Product Companies

Geographic Distribution

[GRAPHIC]

•        Well balanced in 3 theaters

•        Leverage discipline & industry knowledge in each theater

•        Full enterprise skills supporting all industry solutions

•        Global Solution Centers

Clients We Target

•        Participate in complex supply chains

•        Are resource constrained

•        Fragmented business processes

•        Manual, decentralized, silos

•        Preparing for growth

•        Risk averse

•        Vendor viability, implementation, outcome

•        Cost prohibitive – low TCO

•        Outcomes motivated – fast ROI

•        Micro-vertical market focus

Lawson Profession Services Value Proposition

• Speed and Cost Effectiveness • Packaged Services • Global Solution Centers • Integration services • Upgrade/migration services • Managed Services	Value-focused

• Return on Investment • Hackett World-class Passport • Opportunity Analyzer • Business Applications Process Assessment • Learning Solutions	Outcome-based

Go To Market Approach

Global Solution Centers
Lawson EPM Value Creator*

Compliance Mgmt	Fashion	Food & Beverage	…..	…..	…

		SOLUTIONS			Chennai, India

	StepwiseSM (Methods)				Bangalore, India

	Lawson EducationSM				Manila, Philippines

	Lawson EducationSM				Stockholm, Sweden

	LPS Global Knowledge BaseSM				Saint Paul, MN U.S.

Services Partner Ecosystem

Strategic

Partners

Hackett

IBM Technologies

Symphony

Xansa

Market Development and

Channel Augmentation

Examples include: IBM BCS, Deloitte, CSC

Staff Augmentation – Virtual Resource Pool

Examples include: Analyst Intl, Paradigm

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.